Exhibit 99.1

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual and Special Meeting of Shareholders

and

Information Circular

May 9, 2014

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	2
INFORMATION CIRCULAR	3
VOTING AND PROXIES	3
BUSINESS OF THE MEETING	6
Receive the Financial Statements	6
Election of Directors	6
Appointment and Remuneration of Auditors	10
Amendment to and Re-Approval of the Incentive Stock Option Plan	10
Approval of Restricted Share Unit Plan	11
STATEMENT OF EXECUTIVE COMPENSATION	15
Composition and Mandate of the Governance, Nominating and Compensation Committee	15
Compensation Discussion and Analysis	16
Performance Graph	24
Compensation of Executive Officers	25
Employment Contracts with Named Executive Officers	27
Estimated Termination Payments	28
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	29
Compensation of Directors	29
Securities Authorized For Issuance Under Equity Compensation Plans	32
Indebtedness of Directors and Executive Officers	35
OTHER INFORMATION	36
Interest of Certain Persons in Matters to be Acted Upon	36
Interest of Informed Persons in Material Transactions	36
Corporate Governance Practices	36
Shareholder Proposals	36
Additional Information	36
Approval of Information Circular	37
SCHEDULE A - RESTRICTED SHARE UNIT PLAN
SCHEDULE B - CORPORATE GOVERNANCE PRACTICES
APPENDIX A - BOARD MANDATE

May 9, 2014

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada on June 16, 2014 at 8:30 a.m. (Vancouver Time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2013 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.

I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
Robert W. Rieder

Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road
	Suite 405	Toll Free: 1 800 330 9928
	Vancouver BC	Web: www.cardiome.com
Canada V6T 1Z3

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CARDIOME PHARMA CORP.
6190 Agronomy Road, Suite 405
Vancouver, B.C. V6T 1Z3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 16, 2014 at 8:30 a.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2013 and the report of the auditors thereon;
(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;
(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;
(4)	to consider, and if deemed advisable, pass an ordinary resolution to ratify and approve certain amendments to the Corporation’s Incentive Stock Option Plan and to re-approve the Incentive Stock Option Plan, as amended;
(5)	to consider and, if deemed advisable, pass an ordinary resolution approving the Restricted Share Unit Plan as a treasury based plan and to reserve common shares of the Corporation from treasury under the Restricted Share Unit Plan; and
(6)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 8, 2014 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 9th day of May 2014.

By Order of the Board of Directors

“Robert W. Rieder”

Robert W. Rieder Chairman

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6190 Agronomy Road, Suite 405
Vancouver, B.C. V6T 1Z3

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of May 9, 2014.

VOTING AND PROXIES

Solicitation of Proxies

This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Corporation to be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 16, 2014 at 8:30 a.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on May 8, 2014 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 9, 2014, there were 16,520,072 Common Shares outstanding. All share information in this document reflects on a retroactive basis the one-for-five share consolidation of the Corporation’s Common Shares that occurred on April 12, 2013. To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation.

Can I vote Common Shares that I acquired after May 8, 2014?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

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Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.

These security holder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

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Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the enclosed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose any person or company you want to be your proxyholder. It does not have to be another shareholder or the person designated in the enclosed form. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either Robert W. Rieder or Jennifer Archibald, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Ms. Archibald is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote or withhold from voting your Common Shares for you at the Meeting in accordance with your instructions. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Ms. Archibald has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Joseph Garcia, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

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Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	1-866-249-7775 (toll-free)

BUSINESS OF THE MEETING

Receive the Financial Statements

The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2013 and the auditors’ report thereon will be placed before shareholders at the Meeting.

Election of Directors

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. The Board has fixed the number of directors of the Corporation to be elected at six, subject to such increases as may be permitted by the Corporation’s by-laws and applicable legislation. As of the date of this Circular, only five persons, as set forth below, have been designated by management as proposed nominees for election as directors. The Corporation currently expects that a sixth individual will be nominated by management for election as a director at the Meeting. The Board is currently considering prospective candidates for nomination. Once a suitable candidate is selected and consents to such nomination, the Corporation will disclose the nominee’s identity and qualifications through a press release.

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Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The Governance, Nominating and Compensation Committee (the “GNC Committee”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the GNC Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

Effective May 17, 2013, the Board adopted an advance notice policy regarding the nomination of directors. Following shareholder approval on June 28, 2013, the advance notice policy was incorporated into the by-laws of the Corporation (the “Advance Notice Provision”). The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. The Advance Notice Provision provides that only persons who are nominated (i) by or at the direction of the Board, (ii) by or at the direction or request of one or more shareholders pursuant to a proposal or requisition made in accordance with the provisions of the CBCA, or (iii) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Corporation, and who complies with the notice procedures set forth in the Advance Notice Provision shall be eligible for election as directors of the Corporation. The Advance Notice Provision further provides that in the case of an annual general meeting, notice to the Corporation must be given no less than 30 nor more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. For special meetings that are not also an annual meeting, notice to the Corporation must be made no later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provision.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 9, 2014. As noted previously, the Corporation currently expects that a sixth individual will be nominated by management for election as a director at the Meeting. Once a suitable candidate is selected and consents to such nomination, the Corporation will disclose the nominee’s identity and qualifications through a press release.

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Name, Province/State and Country of Residence(1)	Position with the Corporation and when Individual became a Director	Present Principal Occupation and Principal Occupation for Five Preceding Years(1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1)(2)
Robert W. Rieder, M.B.A. British Columbia, Canada	Chairman April 21, 1997	Chief Executive Officer, ESSA Pharma Inc. (September 2010 to present); Executive Chairman, Cardiome Pharma Corp. (August 2009 to September 2010); Chairman, Cardiome Pharma Corp. (March 2007 to August 2009); Vice-Chairman, Cardiome Pharma Corp. (March 2006 to March 2007); Chief Executive Officer, Cardiome Pharma Corp. (April 1998 to August 2009).	45,819
Peter W. Roberts, FCA, CPA (Illinois), ICD.D(3) (4) British Columbia, Canada	Director September 18, 2005	Member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board (July 2009 to present); Member of the Board of Directors and Chair of the Audit Committee of WebTech Wireless Inc. (April 2008 to April 2011); Member of Risk Oversight and Governance Board, Canadian Institute of Chartered Accountants (December 2005 to January 2010); President, Institute of Chartered Accountants of British Columbia (June 2006 to July 2007); Retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (March 2004)	500
Harold H. Shlevin, Ph.D. (3) (4) Georgia, United States	Director October 14, 2004	Chief Operating Officer, Galectin Therapeutics Inc. (October 2012 to present); Head of Advanced Technology Development Center - Biosciences and Start-Up Company Catalyst, Georgia Institute of Technology, Enterprise Innovation Institute (November 2009 to September 2012); Head of Operations and Commercial Development, Altea Therapeutics Corporation (October 2008 to November 2009); President and Chief Executive Officer, Tikvah Therapeutics Inc. (June 2006 to July 2008)	500
Richard M. Glickman(3) (4) (6) British Columbia, Canada	Director December 11, 2006	Co-founder and Executive Chairman, Aurinia Pharmaceuticals (September 2013 to present); Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation (January 2002 to July 2007)	Nil
William L. Hunter, MD, MSc.(5) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Cardiome Pharma Corp. (July 2012 to present); President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (1997 to October 2011)	510,000

Notes:

(1)	This information has been provided by the respective nominee as of May 9, 2014.
(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the GNC Committee. Dr. Shlevin is the Chair of the GNC Committee.
(4)	Member of the Audit Committee. Mr. Roberts is the Chair of the Audit Committee.
(5)	Dr. Hunter was appointed President and Chief Executive Officer in July 2012.
(6)	Dr. Glickman is the Lead Independent Director.

The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

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To the best knowledge of management of the Corporation, no proposed director of the Corporation:

(a)	is, as at the date of this Information Circular, or has been, within the ten years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,
(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or
(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or
(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, except in respect of the following companies:

•	Akela Pharma, Inc., or Akela. Mr. Rieder was a director of Akela. Due to the late filing of its financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2009, Akela applied to the British Columbia Securities Commission for a management cease trade order covering Mr. Rieder. The management cease trade order was granted on April 6, 2010 and revoked on June 29, 2010 following the filing of all required records. The management cease trade order did not affect trading in the securities of Akela generally.
•	Angiotech Pharmaceuticals Inc., or Angiotech, and each of the following subsidiaries: 0741693 B.C. Ltd., and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the president and chief executive officer and a director of Angiotech until October 2011.

To the best knowledge of management of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
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Appointment and Remuneration of Auditors

On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 - Continuous Disclosure Obligations.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Corporation by KPMG LLP for professional services for the financial years ended December 31, 2013 and December 31, 2012. During 2013 and 2012, KPMG LLP was the Corporation’s only external auditor:

	December 31, 2013	December 31, 2012
Audit Fees(1)	$412,300(4)	$235,000
Audit-Related Fees(2)	$-	$-
Tax Fees(3)	$281,365(4)	$60,500
All Other Fees	$-	$-

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Corporation’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Corporation’s consolidated financial statements that are not reported under “Audit Fees”.
(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
(4)	Fees paid to KPMG for 2013 were incorrectly stated in our 2013 Annual Information Form as CAD $330,500 for audit fees and CAD $80,279 for tax fees. The amounts shown in the table above are the corrected amounts.

Pre-Approval Policies

In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2013 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.

Amendment to and Re-Approval of the Incentive Stock Option Plan

Background

The Corporation has an Incentive Stock Option Plan (herein referred to as the “Incentive Stock Option Plan” or the “Plan”) under which options to purchase Common Shares may be granted by the Corporation. Information regarding the Plan is set out on pages 22 and 32.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution approving amendments (the “Plan Amendments”) to the Incentive Stock Option Plan and re-approving the Incentive Stock Option Plan as amended. The Plan Amendments were approved by the Board on May 9, 2014. The Plan Amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Amended Incentive Stock Option Plan”). A copy of the Amended Incentive Stock Option Plan will be available at the Meeting and will be provided to any shareholder upon request to the attention of Jennifer Archibald, by telephone (604) 676-6993, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Jennifer Archibald, 6190 Agronomy Road, Suite 405, Vancouver, British Columbia V6T 1Z3, or by e-mail: ir@cardiome.com prior to the day of the Meeting.

The Plan Amendments are described in greater detail below.

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Option Plan Amendments and Re-Approval

Pursuant to the Plan Amendments, it is proposed that the Amended Incentive Stock Option Plan be converted to a “rolling” plan under which the Corporation may issue a maximum of 12.5% of the issued Common Shares of the Corporation outstanding at the time of grant. This represents 2,065,009 Common Shares as of May 9, 2014, and includes 1,139,912 Common Shares reserved for issuance pursuant to stock options outstanding as of the date of this circular. Any Common Shares subject to an option which for any reason is cancelled or terminated shall again be available for grant under the Amended Incentive Stock Option Plan. Pursuant to the rules of the TSX, as the Plan would become a “rolling” plan, it will be subject to shareholder approval no later than three years after institution and no later than every three years thereafter. Other than the conversion to a “rolling plan” and corresponding changes, there are no substantive amendments proposed to the Incentive Stock Option Plan, the terms of which are described below under the heading “Statement of Executive Compensation - Incentive Stock Option Plan”. The Board continues to believe that stock options are an important element of the Corporation’s compensation structure. The Board believes that the increased maximum number and replenishment of Common Shares available for issuance under the Plan is desirable in order to permit the Corporation to continue to accomplish the purposes of the Amended Incentive Stock Option Plan and to provide for the ability of the Corporation to grant future options. Currently, the Corporation has approximately 100 employees and consultants eligible to participate in its Incentive Stock Option Plan. The Corporation intends to increase this number in 2014 to approximately 130 employees and consultants.

Shareholder Approval

Under the Incentive Stock Option Plan and the requirements of the TSX, the Plan Amendments must be approved by the shareholders of the Corporation. The TSX has reviewed and conditionally approved the amendments, subject to shareholder approval. Consequently, at the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the Plan Amendments. If the Plan Amendments and re-approval of the Amended Incentive Stock Option Plan are not approved, outstanding options will not be affected, however, the Corporation will not be permitted to issue any options under the existing Incentive Stock Option Plan unless and until such plan is approved by shareholders. The text of the resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution that:

1. The Amended Incentive Stock Option Plan of the Corporation as tabled at the meeting (the “Amended Incentive Stock Option Plan”), and the proposed amendments contained therein as substantially described in the Information Circular of the Corporation dated May 9, 2014 (the “Plan Amendments”), are hereby ratified, confirmed and approved and all unallocated options under the Amended Incentive Stock Option Plan are hereby approved;

2. The Corporation has the ability to continue granting options under the Amended Incentive Stock Option Plan until June 16, 2017, being the date that is three years from the date when shareholder re-approval of the Amended Incentive Stock Option Plan is being sought; and

3. Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution and to give effect to the Amended Incentive Stock Option Plan, without limitation making including appropriate application to and filing with the Toronto Stock Exchange to, inter alia, list the increase in the number of common shares of the Corporation as necessary, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer.”

The resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution to approve the Plan Amendments, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the approval of the resolution. Management recommends that shareholders vote in favour of approving the Plan Amendments.

Approval of Restricted Share Unit Plan

Background

The Corporation is seeking shareholder approval for the issuance of Common Shares from treasury pursuant to the Corporation’s new Restricted Share Unit Plan (the “RSU Plan”). The intent of the proposed treasury-based RSU Plan is to encourage significant share ownership by executives and directors, to provide a more flexible mix of compensation components to attract, retain, and incentivize the performance of the participants in alignment with the success of the Corporation and its shareholders, and to preserve cash where possible.

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The Board has adopted the RSU Plan for the benefit of the Corporation’s employees, directors and consultants. The RSU Plan has been established to assist the Corporation in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Corporation of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of shareholders.

The Board intends to use Restricted Share Units (“RSUs”) issued under the RSU Plan, as well as options issued under the Incentive Stock Option Plan, as part of the Corporation’s overall executive and director compensation plan. Since the value of a RSU increases or decreases with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives and directors with those of the shareholders of the Corporation by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives and directors by rewarding those individuals who make a long term commitment.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution approving the RSU Plan as a treasury based plan and reserving Common Shares from treasury for issuance under the RSU Plan. The RSU Plan was approved by the Board on May 9, 2014. Set out below is a summary of the RSU Plan. A complete copy of the RSU Plan is attached to this Circular as Schedule “A”.

Summary of the RSU Plan

Eligible Participants

The RSU Plan is administered by the GNC Committee of the Board or such other committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Corporation, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the shareholder approval being sought at this Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All unvested or expired RSUs are available for future grants.

Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan, provided the aggregate number of Common Shares that may be issued upon the payout of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Common Shares from time to time. This represents 413,001 Common Shares as of the date of this information circular.

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The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Corporation’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. Vested RSUs will be paid out in accordance with their terms. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law or upon death pursuant to will or the laws of descent and distribution.

Amendments to the RSU Plan

Following receipt of the shareholder approval contemplated hereunder, the Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c) to change the vesting provisions of RSUs;

(d) to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e) to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f) any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g) no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii) an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii) other types of compensation through Common Share issuance;

(iv) expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v) the addition of new categories of participants, other than as already contemplated in the RSU Plan.

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Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to RSUs awarded under the RSU Plan. The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the participant at the time of grant. When RSUs are paid out, the participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Corporation will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A participant’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the participant recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the participant’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

Shareholder Approval

Under the requirements of the TSX, any security-based compensation arrangements, such as the RSU Plan, must be approved by the shareholders of the Corporation. The TSX has conditionally approved the treasury-based aspects of the RSU Plan, subject to approval of the shareholders. Consequently, at the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the RSU Plan. The text of the resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution that:

1. The Restricted Share Unit Plan allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 2.5% of the Common Shares of the Corporation issued and outstanding from time to time, a copy of which is attached to the Information Circular as Schedule “A” be and is hereby approved;

2. The Corporation has the ability to issue Restricted Share Units which may be settled in Common Shares from treasury until June 16, 2017; and

3. Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution.”

The resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution to approve the RSU Plan, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the approval of the resolution. Management recommends that shareholders vote in favour of approving the RSU Plan, and the Corporation has been advised that the Directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the RSU Plan Resolution.

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STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Governance, Nominating and Compensation Committee

The GNC Committee of the Board consists of Dr. Shlevin (Chair), Dr. Glickman and Mr. Roberts. The GNC Committee was formed in July 2012 when the Corporate Governance Committee, the Nomination Committee and the Compensation Committee were consolidated into a single committee. Dr. Shlevin was appointed to the Compensation Committee on July 25, 2006 and was appointed Chair of the Compensation Committee on March 26, 2007. Dr. Shlevin continues to serve as Chair of the GNC Committee. Dr. Glickman was appointed to the Compensation Committee on June 11, 2007 and continues to serve as a member of the GNC Committee. Mr. Roberts was appointed to the GNC Committee on July 2, 2012. All members of the GNC Committee are independent directors. The GNC Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The GNC Committee also has the mandate to annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

All members of the GNC Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Harold H. Shlevin, the Chair of the GNC Committee, is the Chief Operating Officer of Galectin Therapeutics Inc. Dr. Shlevin was Head of the Advanced Technology Development Centre - Biosciences and Start-Up Company Catalyst in the Enterprise Innovation Institute of the Georgia Institute of Technology between November 2009 and September 2012. Prior to that, Dr. Shlevin was Head of Operations and Commercial Development at Altea Therapeutics Corporation (October 2008 to November 2009), President and Chief Executive Officer of Tikvah Therapeutics Inc. (June 2006 to July 2008), Global Senior Vice President, Regulatory, Safety and Quality and External Affairs (January 2006 to May 2006) and President and Chief Executive Officer (May 2000 to December 2005) at Solvay Pharmaceuticals, Inc. In prior executive roles, Dr. Shlevin has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Shlevin’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. Shlevin is also a Director of NeurOp, Inc, a development stage neuroscience therapeutic company, and serves as a member of its compensation committee. Dr. Shlevin is also a member of the Corporation’s Audit Committee.

•	Richard M. Glickman was Co-founder and Executive Chairman, and currently serves as the Chairman of the Board, of Aurinia Pharmaceuticals Inc. He previously was Co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Corporation between January 2002 and July 2007. Dr. Glickman also was the Co-founder and Chief Executive Officer for StressGen Biotechnologies Corporation from 1990 until 2000. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment, and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

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•	Peter W. Roberts is a member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board. Mr. Roberts was a member of the Board of Directors and Chair of the Audit Committee of WebTech Wireless Inc. between April 2008 and April 2011. Prior to that, Mr. Roberts was the Chair of the Risk Oversight and Governance Board of the Canadian Institute of Chartered Accountants (December 2005 to January 2010), President of the Institute of Chartered Accountants of British Columbia (June 2006 to July 2007) and Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (January 1999 to March 2004). In executive roles held prior to his retirement in 2004, Mr. Roberts has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Mr. Robert’s previous executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Subsequent to his retirement, Mr. Roberts has served as member of compensation committees, and was involved in the publication of a number of documents on compensation issues within the Directors Series during his tenure as Chair of the Risk Oversight and Governance Board of the Canadian Institute of Chartered Accountants.

Compensation Discussion and Analysis

Compensation Program and Strategy

The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The GNC Committee (which for the purposes of this discussion includes its predecessor Compensation Committee) is charged, on behalf of the Board of Directors, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Committee approves the compensation of each of our Named Executive Officers (“NEOs”). In 2013, our NEOs were: Dr. William Hunter, Ms. Jennifer Archibald, Mr. Karim Lalji, Ms. Sheila Grant, and Mr. David McMasters.

The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management and shareholders of the Corporation are aligned. To further these objectives, the GNC Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning the Corporation’s compensation programs with those of similarly complex specialty pharmaceutical, and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives, reward the achievement of short- and long-term goals and objectives of the Corporation, and to better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. They are awarded annually on a discretionary basis by the Board, based on the recommendations of and subjective assessment by the GNC Committee, regarding the Corporation’s success in creating shareholder value, and the achievement by the Corporation and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives. The Corporation’s equity-based compensation, currently payable by the grant of incentive stock options, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of stock options are taken into account when making discretionary awards of stock options in subsequent years. In addition, such awards may be made in situations where the GNC Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Corporation to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. The Corporation’s incentive stock option plan is described in more detail below. The Corporation does not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The GNC Committee responds to current circumstances when determining the pay mix each year.

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Role of Executive Officers in Compensation Decisions

The GNC Committee assesses the performance of the Corporation’s Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The GNC Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the GNC Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the GNC Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer, and relate to matters which assist and help facilitate the Corporation’s overall strategic goals and objectives, These performance goals are assessed by the GNC Committee. These objectives can be altered in the discretion of the GNC Committee if appropriate due to changes in business factors or conditions.

As a matter of normal practice, during the past several years, with the exception of 2012, the Corporation annually determined the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the GNC Committee assessed such objectives and, based on such assessment, in its discretion, the GNC Committee determined an aggregate incentive value for each executive officer. The GNC Committee then recommended to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Incentive Stock Option Plan, for the Chief Executive Officer and other executive officers of the Corporation.

In 2012, in light of the decision by Merck, the Corporation’s former collaborative partner, to discontinue further development of the oral formulation of vernakalant, the resulting workforce reductions as well as management change, the corporate objectives established at the beginning of 2012 were rendered inapplicable. As a result, the GNC Committee, in its discretion, altered the objectives for 2012 and determined that the objectives established for the new Chief Executive Officer in July 2012 became the de facto corporate objectives.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the GNC Committee and Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the GNC Committee determines that the compensation of the Corporation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the GNC Committee may determine to award equity-based compensation to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The GNC Committee and the Board may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. Factors that the GNC Committee and Board may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks.

As part of its review of management compensation and incentive programs, the GNC Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Corporation so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Corporation’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Corporation’s Chief Executive Officer, Chief Financial Officer and the Corporation’s three other most highly compensated NEOs, the GNC Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group.

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In 2011, the GNC Committee engaged Mercer, a Marsh & McLennan company, to assist in benchmarking the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The GNC Committee also engaged Mercer to outline potential alternatives for equity plan compensation (the Corporation’s equity based compensation is currently based solely on incentive stock options) for review and consideration by the GNC Committee, and to review the Corporation’s current change of control agreements and arrangements with its NEOs. As part of its benchmarking and review process, Mercer developed a comparator group, comprising 15 companies. The comparator group was reviewed and approved by the GNC Committee and by senior management. In determining the above comparator group, Mercer considered organizations with market capitalizations that were ½ to 2 times those of the Corporation (approximately $100 million to $400 million) as at October 31, 2011 to establish companies of comparable size to the Corporation, with the Corporation at the median of the sample. In addition, Mercer also examined and provided information regarding revenue (the most recently reported annual revenue) and total shareholder return over the most recently completed one, three and five years for the organizations considered. Mercer discussed and finalized the comparator group with the Corporation and the Chair of the GNC Committee. Following initial discussions, and in order to reduce the number of comparator organizations to an appropriate size, Mercer gave preference to those organizations that have similar operating characteristics to the Corporation, and used those organizations as the comparator group. The comparator group was discussed and endorsed by the GNC Committee. Mercer also presented the GNC Committee with alternatives it might consider for alternative long-term incentive compensation vehicles. In 2013, the GNC Committee considered the advice from Mercer where appropriate, but also performed its own assessment of competitive compensation requirements. It is likely that the Corporation’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the GNC Committee and changes of circumstances of the Corporation.

Benchmark market information in relation to the comparator group is used as a guide. However, the GNC Committee may, for purposes of benchmarking base salaries of executive officers, give greater weight to some, or consider other, comparable companies, reflecting geographical markets, business segments and other variables which reflect other considerations in the recruitment or retention of executive talent. Changes to the comparator companies reflect, among other things, mergers or acquisitions, companies ceasing to carry on business, changes in the market capitalization of the Corporation and other companies and other industry developments. The GNC Committee intends to conduct further periodic reviews and assessments, by external parties and by the GNC Committee, at an appropriate time.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The GNC Committee mandate requires that the GNC Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the GNC Committee, provide to the Corporation at the request of management. Mercer was first retained to provide compensation services to the Corporation or the GNC Committee in 2007. The GNC Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. Mercer, or its affiliates, did not provide any services to the GNC Committee in 2013. Fees billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer, or any of its affiliates in 2012 were $3,491.

In addition to advice obtained from compensation consultants, the GNC Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the GNC Committee. Decisions as to compensation are made by the GNC Committee and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

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2013 Executive Compensation Elements

For the fiscal year ended December 31, 2013, the principal components of compensation for the Corporation’s Executive Officers were: base salary, annual cash incentive bonus program and equity-based incentive program.

Base Salary

The base salary level for the Corporation’s Chief Executive Officer is based on his overall experience and responsibilities. The salary is determined after considering the salary levels of other executives with similar responsibilities and experience and comparison of salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. In general, the Corporation targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the GNC Committee. However, the GNC Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group. The Chief Executive Officer’s salary is approved by the Board based on the recommendation of the GNC Committee, which seeks general advice and from time to time more specific advice and recommendations from outside advisors.

In March 2013, Dr. Hunter was appointed President and Chief Executive Officer on a full-time basis. Dr. Hunter previously also served as the Corporation’s director, until he became the interim Chief Executive Officer of the Corporation effective July 2012. In connection with his appointment as full-time President and Chief Executive Officer in 2013, Dr. Hunter’s annual base salary was increased from $350,000 to $550,000. See also “Employment Contracts with Named Executive Officers”.

Pursuant to the terms of the Chief Executive Officer’s employment arrangement with the Corporation, the Chief Executive Officer’s salary is reviewed annually by the Board and may be increased in the Board’s discretion each year. In February 2014, the Board, based on the recommendation of the GNC Committee, approved an increase in Dr. Hunter’s salary to $650,000 effective as of January 1, 2014.

The base salary levels for the other NEOs of the Corporation are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the NEOs are determined primarily on the basis of the GNC Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year, the GNC Committee’s understanding of normal and appropriate salary levels for executives at comparable companies with responsibilities and experience comparable to that of the executive officer, and the terms of the executive officer’s employment agreement with the Corporation. The salaries are approved by the Board, based on the recommendation of the GNC Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the GNC Committee considers it necessary or desirable.

In March 2013, the Board, based on recommendation of the GNC Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved salary increases for senior executives, including a 2% increase to the base salary of the Chief Commercial Officer and an 11% increase to the base salary of the Chief Financial Officer. The Board also approved a 57% increase to the base salary of the Chief Executive Officer as a result of Dr. Hunter’s appointment as full-time President and Chief Executive Officer of the Corporation.

In February 2014, the Board, based on recommendation of the GNC Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved salary increases for senior executives, including a 4% increase to the base salary of the Chief Commercial Officer, a 10% increase to the base salary of the Chief Financial Officer, a 4% increase to the base salary of the Chief Operating Officer, and a 12.5% increase to the base compensation of the Corporate General Counsel. The Board also approved an 18% increase to the base salary of the Chief Executive Officer.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

The executive officers, in the discretion of the GNC Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 35% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the GNC Committee and the Board, further adjustments.

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The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary	x	Bonus Target %	x	Corporate Performance Result	x	Individual Performance Result

At the beginning of 2013, key corporate objectives were set by the Board of Directors to represent a broad range of activities that span the Company’s global business. The 2013 corporate objectives are categorized into goal themes: commercial, finance, operations and people. The commercial objectives included internal sales revenue targets, the operational objectives included activities related to the transition from Merck, the finance objectives included operating within the 2013 set budget, and the people objective was related to the hiring of key employees. Commercial objectives were weighted at 45%, operational objectives at 30%, finance objectives at 20% and people objectives at 5%. The weights are intended to reflect the relative priority, importance and impact of each objective on the Company’s success. Objectives are set with targets that represent significant “stretch” goals for the organization. Each objective is also assigned a minimum achievement target and a maximum achievement target.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a “corporate performance result.” If an objective is achieved on target, the performance result is 100% and the annual bonus pool is funded at 100% for that objective. If the minimum achievement target is not met for an objective, the annual bonus pool will not be funded for that objective. If the minimum achievement target is met, the annual bonus pool will be funded at 50% of the target bonus pool for that objective. If the maximum achievement level is met, the annual bonus pool will be funded up to 150% of the target bonus pool for that objective. The Board of Directors gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

The individual performance result is based on each NEO’s achievement of his functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and GNC Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The GNC Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The GNC Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the GNC Committee’s consideration. The GNC Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

For 2013, the objectives and relative achievements of those objectives were:

Commercial	Product Revenue and Transfer of Global Sales from Merck	45%	Internal metrics	62.5%
Operations	Completion of transfer activities from Merck relating to: IND, European MA, PV, Medical Information, clinical studies etc.	30%	Various target dates	30%
Finance	Budget target	20%	Internal metrics	10%
People	Hire critical employees	5%	Various target dates	5%

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The 2013 corporate performance result was determined by the GNC Committee. In determining the corporate performance result for 2013, the GNC Committee reviewed results for each 2013 objective. Results related to the commercial objective which consisted of internal sales goals exceeded the maximum achievement threshold. Results for the operations objective were on target. While the Company could have met the target on its finance objective, a conscious decision was made to go over budget in order to make the Correvio acquisition and conduct special projects; therefore, only the minimum finance achievement target was met. The target people objectives were met. The GNC Committee also gave consideration to two achievements made during the year that were not articulated or contemplated in the 2013 Corporate Objectives: settling the Corporation’s debt owing to Merck which enabled the Corporation to be debt-free with enough cash to begin its commercial strategic plans, and the successful acquisition of Correvio LLC. These two achievements were significant, particularly in the realization of the Corporation’s strategic plans. The GNC Committee determined that a 107.5% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

For 2013, the GNC Committee awarded an individual performance result of 100% of target to Dr. Hunter and Ms. Archibald which was then multiplied by the corporate performance result of 107.5% to award a bonus at 107.5% of their respective annual bonus targets. The GNC Committee awarded an individual performance result of 95%, 98%, and 96% of target to Mr. Lalji, Ms. Grant, and Mr. McMasters, respectively which were then multiplied by the corporate performance result of 107.5% to award bonuses at 102.5%, 105%, and 103.5%, of annual bonus targets respectively.

The NEOs received cash incentive bonuses for 2013 in the amounts set out in the following table.

Summary Of Executive Cash Incentive Bonuses For 2013 Fiscal Year

Employee	Base Salary(1)	Cash Bonus
William Hunter	$550,000	$588,000
Jennifer Archibald	$250,000	$95,000
Karim Lalji	$390,000	$200,000
Sheila Grant	$228,000	$85,000
David McMasters	$205,980(2)	$74,668(2)
Total	$1,623,980	$1,042,668

(1)	Reflects annual base salaries in effect in 2013.
(2)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.0299, being the annual average of the Bank of Canada rates for 2013.

The GNC Committee determined, and the Board accepted and approved, that cash incentive bonuses in the aggregate amount of $1,088,426 in respect of 2013 should be paid to the Corporation’s employees, excluding the NEOs. This amount includes contractual bonus obligations for the full year 2013 relating to employees of the Corporation’s subsidiaries and employees of Correvio honoured by the Corporation following the acquisition of Correvio in November 2013. In addition, the Corporation has a variable bonus plan for non-management Canadian employees of the Corporation. This plan, approved in 2010, involves a bonus pool of up to 10% of the aggregate base salaries of the non-executive employees to be allocated among employees based upon the achievement of corporate objectives approved by the Board and individual performance.

Equity-Based Incentives

The Board and the GNC Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan.

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The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Corporation does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Corporation’s equity securities. None of the NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The GNC Committee and Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007, May 2010 and June 2013. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the GNC Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans - Incentive Stock Option Plan”.

As described above, the Corporation makes annual grants of options under the Incentive Stock Option Plan on a prospective, going-forward basis. The options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the GNC Committee. In addition, grants of options are also made to non-management directors. In determining whether or not to make option grants, the Board, the GNC Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the GNC Committee, determines the value that the Board wishes to grant as equity-based compensation and then determines the number of the options to be granted based on the estimated fair value of the options. The fair value of the options is calculated based on a standard Black-Scholes-Merton model, which the GNC Committee and the Board conclude produces a meaningful and reasonable estimate of fair value.

The number of stock options granted to the NEOs in 2013, as adjusted to reflect the impact of the one-for-five share consolidation, was as follows:

William Hunter	200,000
Jennifer Archibald	15,000
Karim Lalji	25,000
Sheila Grant	40,000
David McMasters	12,000

As described above, in 2011, the GNC Committee retained Mercer to examine the compensation of the Corporation’s executives, including the individual elements of such compensation. In assessing the general competitiveness of the base salary, total cash compensation and total direct compensation of the NEOs, relative to a comparator group, Mercer, in a March 2012 report, noted that total direct compensation (i.e., total cash compensation plus long-term incentives) of the NEOs is generally positioned below the market median, largely due to the fact that the 3-year average grant date value of long-term incentive grants by the Corporation to NEOs is low relative to grants of long-term incentive compensation provided by comparator organizations.

Compensation Risk Review

The GNC Committee has reviewed the Corporation’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to the material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks. The GNC Committee intends to conduct such a review annually and will perform the 2014 review in the second half of the year.

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The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Corporation must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the GNC Committee considers the financial and other risks identified by the Board, as well as the Corporation’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Corporation’s compensation policies and practices that may reasonably be likely to have a material effect on the Corporation.

The GNC Committee believes that the Corporation’s compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives. The GNC Committee has concluded that any risks arising from the Corporation’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation. The GNC Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the GNC Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.
•	The role of the Board in identifying the risks the Corporation faces and ensuring that such risks are appropriately managed.
•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Corporation, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives.

•	The extent to which the Corporation’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the GNC Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

•	The extent to which the Corporation’s compensation expense to executive officers is a significant percentage of the Corporation’s revenues.
•	The extent to which incentive compensation may be awarded by the Corporation upon accomplishment of tasks where risks to the Corporation from such tasks may extend over a significantly longer time period.

•	The extent to which the Corporation’s executive compensation policies and practices may reward short-term rather than long-term objectives.
•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the GNC Committee and Board.
•	Policies and practices the Corporation uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Corporation’s executive compensation clawback policy.
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Executive Compensation Clawback Policy

In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the GNC Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the GNC Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated, and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the GNC Committee or the Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the GNC Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the GNC Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2008 to December 31, 2013 (the Corporation’s most recent financial year end).

Year End	2008	2009	2010	2011	2012	2013

COM	$100.00	$83.36	$114.13	$47.94	$6.98	$23.97
S&P/TSX Composite Index	$100.00	$130.69	$149.57	$133.02	$138.34	$151.56

 The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

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Compensation of Executive Officers

Summary Compensation Table

The following table provides a summary of the total compensation earned during the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011 for the executive officers listed in the table below. The Corporation’s NEOs are the Chief Executive Officer, the Chief Financial Officer, and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer.

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
William L. Hunter President and Chief Executive Officer(2)	2013	508,333	Nil	192,741(3)	588,000	Nil	Nil	Nil	1,289,074
	2012	173,654	Nil	262,923(4)	380,000	Nil	Nil	64,913	881,490
Jennifer Archibald Chief Financial Officer(5)	2013	250,150	Nil	14,456(3)	95,000	Nil	Nil	Nil	359,606
	2012	180,552	Nil	46,325(6)	85,000	Nil	Nil	Nil	311,877
Karim Lalji Chief Commercial Officer(8)	2013	390,000	Nil	24,093(3)	200,000	Nil	Nil	Nil	614,093
	2012	381,134	Nil	131,462(4)	200,000	Nil	Nil	Nil	712,596
	2011	370,033	Nil	77,230(8)	87,941	Nil	Nil	Nil	535,204
Sheila M. Grant Chief Operating Officer(9)	2013	220,327	Nil	124,168(10)	85,000	Nil	Nil	Nil	429,495
	2012	602,986(11)	Nil	Nil(12)	Nil	Nil	Nil	Nil	602,986
	2011	278,625(13)	Nil	64,359(8)	64,140	Nil	Nil	Nil	407,124
David McMasters Corporate General Counsel	2013	205,980(14)	Nil	11,564(3)	74,668(14)	Nil	Nil	Nil	292,212
	2012	20,825(15)	Nil	31,66816)	24,990	Nil	Nil	Nil	52,493

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor. The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Dr. Hunter was appointed interim Chief Executive Officer of the Corporation on July 3, 2012 and Chief Executive Officer of the Corporation on a full-time basis in March of 2013. He served on the Board of Directors as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. 2012 salary amount represents remuneration paid to Dr. Hunter from July 3, 2012 to December 31, 2012 in his capacity as interim President and CEO. Other compensation in 2012 reflects fees Dr. Hunter received in his capacity as an independent director of the Corporation. Dr. Hunter did not receive any fees relating to his position as a director in 2013.
(3)	Exercise price = $1.65; Black-Scholes valuation factor = $0.96.
(4)	Exercise price = $2.45; Black-Scholes valuation factor = $1.30.
(5)	Ms. Archibald was appointed Chief Financial Officer on September 20, 2012.
(6)	Exercise price = $1.70; Black-Scholes valuation factor = $0.95.
(7)	Mr. Lalji was appointed Chief Commercial Officer on October 23, 2012.
(8)	Exercise price = $24.70; Black-Scholes valuation factor = $12.85.
(9)	Ms. Grant left her position with the Corporation as Vice President, Product Development on July 9, 2012 and ceased to be an executive officer of the Corporation. On July 9, 2012, Ms. Grant entered into a consulting agreement with the Corporation. On October 22, 2012, Ms. Grant entered into a part-time employee agreement with the Corporation. On March 26, 2013, Ms. Grant was appointed the Chief Operating Officer of the Corporation and became an executive officer. There was no change in her base salary as a result of her appointment as Chief Operating Officer.
(10)	Exercise price = $5.10; Black-Scholes valuation factor = $3.10.
(11)	Represents Ms. Grant’s salary from January 1, 2012 to July 9, 2012 of $148,600 in her capacity as Vice President, Product Development, $15,737 of paid vacation and $441,132 of severance payment. This amount reflects a deduction of $2,483 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies. This amount does not include an additional $92,932 payable by the Corporation to Ms. Grant under her consulting and part-time employment agreements.
(12)	This does not include $22,107 of option-based awards granted to Ms. Grant in her capacity as part-time employee. Exercise price = $1.70, Black-Scholes valuation factor = $0.75.
(13)	This amount reflects a deduction of $5,463 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
(14)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012, devoting 50% of his business time to perform his duties. His base compensation was U.S.$125,000 per year pursuant to a consulting arrangement. Effective January 1, 2013, Mr. McMaster’s compensation was increased to U.S.$200,000. The exchange rate used for conversion of U.S. dollar-based compensation into Canadian dollars was U.S.$1.00 = Cdn.$1.0299, being the average of the Bank of Canada exchange rate for 2013.
(15)	The exchange rate used for conversion of U.S. dollar-based compensation into Canadian dollars was U.S.$1.00 = Cdn.$0.9996, being the average of the Bank of Canada exchange rate for 2012
(16)	Exercise price = $1.70, Black-Scholes valuation factor = $0.90.

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Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2013.

	Option-based awards			Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2013	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	(#)	($)		($)	(#)
William L. Hunter	3,000	23.25	8/11/2014	Nil	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil	Nil
	200,000(1)	2.45	7/3/2017	850,000	Nil	Nil	Nil
	200,000(1)	1.65	3/20/2018	1,010,000	Nil	Nil	Nil
Jennifer Archibald	360	30.45	12/14/2014	Nil	Nil	Nil	Nil
	200	43.20	6/2/2015	Nil	Nil	Nil	Nil
	760	18.25	9/12/2016	Nil	Nil	Nil	Nil
	50,000	1.70	8/8/2017	250,000	Nil	Nil	Nil
	15,000	1.65	3/20/2018	75,750	Nil	Nil	Nil
Karim Lalji	11,111	23.80	12/30/2014	Nil	Nil	Nil	Nil
	6,000	24.70	3/13/2016	Nil	Nil	Nil	Nil
	100,000	2.45	7/3/2017	425,000	Nil	Nil	Nil
	25,000	1.65	3/20/2018	126,250	Nil	Nil	Nil
Sheila M. Grant	14,000	23.80	12/30/2014	Nil	Nil	Nil	Nil
	5,000	24.70	3/13/2016	Nil	Nil	Nil	Nil
	30,000	1.70	12/11/2017	150,000	Nil	Nil	Nil
	40,000	5.10	11/20/2018	64,000	Nil	Nil	Nil
David McMasters	35,000	1.70	12/11/2017	175,000	Nil	Nil	Nil
	12,000	1.65	3/20/2018	60,600	Nil	Nil	Nil
(1)	Represents options granted to Dr. Hunter in his capacity as President and Chief Executive Officer. All other options were granted while he was acting in the capacity of an independent director.

Value Vested or Earned During 2013 Financial Year

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended December 31, 2013.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
William L. Hunter	97,039	Nil	Nil
Jennifer Archibald	22,597	Nil	Nil
Karim Lalji	12,360	Nil	Nil
Sheila M. Grant	153,611	Nil	Nil
David McMasters	23,825	Nil	Nil

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Employment Contracts with Named Executive Officers

The Corporation has entered into employment agreements with each of the NEOs listed below.

William Hunter

Under an employment agreement between the Corporation and William Hunter dated July 3, 2012, Dr. Hunter was appointed interim Chief Executive Officer and President of the Corporation and is to devote his best efforts and at least 60% of all of his business time to the performance of his duties. Dr. Hunter’s employment agreement provides for an annual salary of $350,000, which is reviewed annually by the Corporation. Dr. Hunter is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Dr. Hunter are met. Under his employment agreement, Dr. Hunter received a grant of 200,000 incentive stock options in 2012, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. If certain performance conditions are met, the vesting of a portion of his options may be accelerated. He is entitled to three weeks of paid vacation each year, and personal travel benefits not exceeding $70,000 per calendar year. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to $650,000.

Dr. Hunter’s employment agreement has an indefinite term and may be terminated by Dr. Hunter upon at least 60 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination.

Jennifer Archibald

Under an employment agreement between the Corporation and Jennifer Archibald dated September 20, 2012, Ms. Archibald was appointed Chief Financial Officer of the Corporation in consideration for an annual salary of $225,000. This salary is reviewed annually by the Corporation. Effective January 1, 2013, Ms. Archibald’s annual salary was increased to $250,000. Ms. Archibald is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Archibald are met. Ms. Archibald received a grant of 50,000 incentive stock options in 2012, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. If certain performance conditions are met, the vesting of a portion of her options may be accelerated. Effective January 1, 2014, Ms. Archibald’s annual salary was increased to $275,000. She is entitled to five weeks of paid vacation each year.

Ms. Archibald’s employment agreement has an indefinite term and may be terminated by Ms. Archibald upon at least 60 days’ written notice, in which case she will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Ms. Archibald’s employment is terminated by the Corporation without cause, including following a change of control of the Corporation, she is entitled to receive any salary owed and expenses incurred up to the date of termination. In addition, she is entitled to a lump sum severance payment equal to 12 months of salary and benefits, plus an additional payment equal to one month of salary and benefits for each full year of service as Chief Financial Officer to a maximum of 18 months in total, as well as 100% of her maximum annual discretionary bonus. Upon a change of control or following termination of Ms. Archibald’s employment without cause, all unvested stock options held by Ms. Archibald will be vested immediately.

Karim Lalji

Under an employment agreement between the Corporation and Karim Lalji dated September 14, 2006, Mr. Lalji was appointed as Senior Vice President, Commercial Affairs of the Corporation in consideration for an annual salary of $300,000, payable in equal semi-monthly instalments. In 2012, Mr. Lalji was promoted to the position of Chief Commercial Officer and his employment agreement was amended. As at December 31, 2012, Mr. Lalji’s amended employment agreement provides for a base salary of $381,134. Effective January 1, 2013, Mr. Lalji’s base salary was increased to $390,000. On January 1, 2014, Mr. Lalji’s base salary was increased to $405,000. Mr. Lalji is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. Lalji are met. Under his amended employment agreement, Mr. Lalji received a grant of 100,000 incentive stock options in 2012, which vest over three years on the anniversary of the date of grant. If certain performance conditions are met, the vesting of a portion of his options may be accelerated. He is entitled to six weeks of paid vacation each year.

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Mr. Lalji’s employment agreement has an indefinite term and may be terminated by Mr. Lalji upon at least 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Lalji’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal to 24 months’ salary and benefits. Upon a change of control or following termination of Mr. Lalji’s employment without cause, all unvested stock options held by Mr. Lalji will be vested immediately.

Pursuant to a retention incentive letter of the Corporation dated May 23, 2008 addressed to Mr. Lalji, notwithstanding the employment agreement with the Corporation, in the event of a change of control of the Corporation, if Mr. Lalji is offered and accepts employment following the change of control he will be paid 50% of his current annual salary and 50% of his maximum annual discretionary bonus on each of (i) the date of completion of the change of control transaction (ii) the first anniversary of the completion date of the change of control, provided he remains an employee, or upon termination by the employer if he is terminated for any reason in the first year following the completion date of the change of control. If Mr. Lalji is not offered continued employment with substantially the same responsibilities and under the same terms as their current employment, he may elect to either (i) exercise any rights available under the circumstances pursuant to his employment agreement, or (ii) receive a lump sum payment of 100% of his current annual salary and 100% of their maximum annual discretionary bonus upon the completion of a change of control transaction.

Sheila Grant

Under an employment arrangement between the Corporation and Sheila Grant, Ms. Grant was appointed Chief Operating Officer of the Corporation on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of $228,000. This salary is reviewed annually by the Corporation. Effective January 1, 2014, Ms. Grant’s annual salary was increased to $240,000. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Grant are met. Ms. Grant received a grant of 40,000 incentive stock options in 2013, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant.

David McMasters

Under a consulting agreement between the Corporation and David McMasters, Mr. McMasters was appointed Corporate General Counsel on November 1, 2012 on a part-time basis, devoting 50% of his business time to perform his duties, in consideration for annual compensation of U.S.$125,000 per annum. This compensation is reviewed annually by the Corporation. Effective January 1, 2013, Mr. McMasters’ compensation was increased to U.S.$200,000 and effective January 1, 2014, Mr. McMasters’ annual compensation was increased to U.S.$225,000. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. McMasters are met. Mr. McMasters received a grant of 35,000 incentive stock options in 2012, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant.

Estimated Termination Payments

The table below reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2013 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause			Termination Following Change of Control(1)
Name	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
William Hunter(3)	-	-	-	-	-	-
Jennifer Archibald	358,333	133,187	9,259	358,333	133,187	9,259
Karim Lalji	780,000	317,873	19,115	780,000	317,873	19,115
Sheila M. Grant(3)	-	-	-	-	-	-
David McMasters(3)	-	-	-	-	-	-

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Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with the Corporation was terminated upon completion of a change of control. For additional information regarding amounts payable to the NEOs in connection with a change of control, including amounts payable to the executive officers if their employment is continued following a change of control, if applicable, or is terminated within one year following a change of control, see the discussion under “Employment Contracts with NEOs”.
(2)	Represents the value of unvested in-the-money options that will vest upon termination of employment as at December 31, 2013.
(3)	There are no termination provisions pursuant to the arrangements with Dr. Hunter, Ms. Grant and Mr. McMasters.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$30,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$433,920. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert W. Rieder(3)	67,952	Nil	46,563	Nil	Nil	Nil	114,515
Harold H. Shlevin(4)	55,789	Nil	46,563	Nil	Nil	Nil	102,352
Peter W. Roberts(5)	63,836	Nil	46,563	Nil	Nil	Nil	110,399
Richard M. Glickman(6)	72,993	Nil	46,563	Nil	Nil	Nil	119,556

Notes:

(1)	Does not include director compensation paid to Dr. Hunter for his services as a director. For disclosure regarding Dr. Hunter’s compensation as a director please see the summary compensation table for executive officers.
(2)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of the grant ($5.10) by the Black-Scholes valuation factor ($3.10). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(3)	Chairman of the Board.
(4)	Chair of the GNC Committee.
(5)	Chair of the Audit Committee.
(6)	Lead Independent Director.

Prior to April 2012, non-management directors, other than the Chair of the Board and the Lead Independent Director, received an annual retainer fee of US$25,000 for acting as board members. The Chair of the Board and the Lead Independent Director were each entitled to an annual retainer of US$75,000. The Chairs of the Audit Committee and Compensation Committee were each entitled to an additional US$25,000 annual retainer and the Chairs of the Corporate Governance Committee and Nomination Committee were each entitled to an additional US$15,000 annual retainer. In addition, non-management directors were entitled to receive US$1,500 per teleconference Board or committee meeting or US$3,000 per Board or committee meeting attended in person.

In May 2012, the Board, based on a recommendation of the Compensation Committee, reduced the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members to US$20,000 and reduced the annual retainer payable to the Chair of the Board and the Lead Independent Director to US$50,000. The Board, based on the recommendation of the GNC Committee, also reduced the additional annual retainer payable to the Chairs of the Audit Committee and Compensation Committee to US$17,000 and the additional retainer payable to the Chairs of the Corporate Governance Committee and the Nomination Committee to US$10,000. In addition, the Board, based on a recommendation of the GNC Committee, reduced the amount non-management directors are entitled to receive per teleconference Board or committee meeting to US$1,000 and US$2,000 per Board or committee meeting attended in person. All of these fee reductions became effective as of April 1 2012. This reduction in director fees was part of a restated philosophy that directors' compensation should comprise a higher at-risk portion, in the form of equity-based awards (see below), and less in the form of cash.

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In July 2012, the Corporate Governance Committee, the Nomination Committee and the Compensation Committee were consolidated to form the GNC Committee. The additional annual retainer payable to the Chair of the GNC Committee is US$17,000. All other annual retainers and meeting fees remain unchanged.

Effective January 2014, the Board, based on a recommendation of the GNC Committee, increased the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members to pre-May 2012 level at US$25,000 and increased the annual retainer payable to the Chair of the Board and the Lead Independent Director to US$75,000. The Chairs of the Audit Committee and GNC Committee were each entitled to an additional US$25,000 annual retainer. The Board, based on a recommendation of the GNC Committee, also increased the amount non-management directors are entitled to receive per teleconference Board or committee meeting to pre-May 2012 levels, at US$1,500 and US$3,000 per Board or committee meeting attended in person.

Subject to the limitations set out in the Incentive Stock Option Plan, non-management directors receive an annual grant of incentive stock options to acquire 3,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000.

The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director. During 2010, the GNC Committee engaged Towers Perrin, an external independent compensation consultant, to assess the market competitiveness of director compensation at the Corporation against a comparator group of publicly listed companies that include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization. The report of the external independent compensation consultant indicated that the Corporation’s director compensation program has provided competitive levels of target pay but that, due to stock price performance, the short term of director option grants and an extended black-out period related to the Corporation’s review of strategic alternatives during 2009 and 2010, the actual compensation of the Corporation’s directors was significantly less than target compensation. While the external independent compensation consultant made a number of recommendations the GNC Committee could implement in order to align actual compensation with target compensation, including considering changing from a grant of stock options only to a mix of stock options and deferred share units, the GNC Committee determined in both 2010 and 2011 not to make changes in the Corporation’s director compensation practices at that time.

In April 2012, as discussed previously, the annual retainer and per meeting fee payable to non-management directors were reduced. In addition, the Corporation was undergoing significant operational and management changes. The Board determined that in order to retain the non-management directors to work towards the goal of creating shareholder value, as well as to provide competitive total target compensation to non-management directors, the annual grant of incentive stock options to each non-management directors in 2012 was increased to 12,000 options. Each non-management director also received an additional grant of 10,000 options in 2012, with 20% vesting immediately and 20% at the end of each year from the date of grant. The GNC Committee will continue to monitor the Corporation’s director compensation practices with a view to potentially revising or changing such practices in the future if the GNC Committee determined that is warranted.

In 2013, the annual option grant of incentive stock options to non-management directors was 7,500 options. Each non-management director also received an additional grant of 7,500 options in 2013, with options vested over 2 years on the anniversary.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2013.

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	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2013	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
	(#)	($)		($)	(#)	($)
Robert W. Rieder	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	110,000	Nil	Nil
	15,000	5.10	11/20/2018	24,000	Nil	Nil
Harold H. Shlevin	3,000	23.25	8/11/2014	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	110,000	Nil	Nil
	15,000	5.10	11/20/2018	24,000	Nil	Nil
Peter W. Roberts	3,000	23.25	8/11/2014	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	110,000	Nil	Nil
	15,000	5.10	11/20/2018	24,000	Nil	Nil
Richard M. Glickman	3,000	23.25	8/11/2014	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	110,000	Nil	Nil
	15,000	5.10	11/20/2018	24,000	Nil	Nil
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Value Vested or Earned During 2013 Financial Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2013.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert W. Rieder	820	Nil	Nil
Harold H. Shlevin	820	Nil	Nil
Peter W. Roberts	820	Nil	Nil
Richard Glickman	820	Nil	Nil

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2013 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average Exercise price of of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,201,912	$4,.68	198,088
Equity compensation plans not approved by securityholders	-	-	-

Incentive Stock Option Plan

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended or re-approved in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010 and June 2013. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. Under the Incentive Stock Option Plan, the maximum number of Common Shares which may be issued from and after July 27, 2007 is 1,400,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan will be increased at the end of each fiscal year of the Corporation by an amount equal to the lessor of (i) 11.02% of the Corporation’s outstanding Common Shares as at the last day of such fiscal year and (ii) the number of Common Shares issued under the Incentive Stock Option Plan during such fiscal year. Since July 27, 2007, 1,953,541 options have been granted pursuant to the Incentive Stock Option Plan, 456,846 Common Shares have been issued pursuant to the exercise of options (including 57,552 Common Shares which are deemed to have been issued pursuant to the cashless exercise of options) and 1,382,367 options have been cancelled or expired. As at December 31, 2013, the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan from and after July 27, 2007, including 456,846 Common Shares issued pursuant to the exercise of options after July 27, 2007 up to and including December 31, 2013, adjusted to reflect increases at the end of each year as described above, was 1,856,846 Common Shares. As at May 9, 2014, this maximum number represents approximately 10.5% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested) and 11.2% of the issued and outstanding Common Shares on a non-diluted basis. As at May 9, 2014, options to purchase an aggregate of 1,139,912 Common Shares, representing approximately 6.5% of the issued and outstanding Common Shares on a fully diluted basis (6.9% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after May 9, 2014 is 220,088, representing approximately 1.2% of the issued and outstanding Common Shares on a fully diluted basis (1.3% on a non-diluted basis).

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Pursuant to the Plan Amendments, it is proposed that the maximum number of Common Shares which may be issued under the Amended Incentive Stock Option Plan will be 12.5% of the outstanding Common Shares on the date of grant of an option. This represents 2,065,009 Common Shares as of May 9, 2014. This new maximum includes 1,139,912 Common Shares reserved for issuance pursuant to stock options which have been granted under the Incentive Stock Option Plan and which are outstanding and unexercised as of May 9, 2014. As a result, based on the number of issued and outstanding Common Shares of the Corporation as of May 9, 2014, 925,097 Common Shares will be available for future grants after giving effect to the Plan Amendments. This number will increase as the number of issued and outstanding Common Shares of the Corporation increases. For more information, see “Business of the Meeting - Amendment to the Incentive Stock Option Plan”.

Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.

The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Prior to 2012, outstanding options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options. In 2012, outstanding options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-executive directors also received an additional grant, 20% of which vested on the grant date, with the remaining vesting over four years, or 20% at the end of each 12 month period commencing from the date of the grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Incentive Stock Option Plan for options that would otherwise expire during a blackout period).

The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. In addition, option holders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.

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Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 575,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:

(i)	increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;
(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);
(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;
(iv)	if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;
(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;
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(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:
(a)	issued to insiders of the Corporation within any one year period, or
(b)	issuable to insiders of the Corporation at any time;
which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and
(viii)	change the amendment provisions of the Incentive Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

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OTHER INFORMATION

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2013 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors and the interest of the directors and executive officers in relation to the Plan Amendments and the proposed adoption of the RSU Plan. Certain directors and officers of the Corporation hold options granted under the Incentive Stock Option Plan and will be eligible to be granted options, subject to shareholder approval, under the Amended Incentive Stock Option Plan. As a result, such directors and officers might be considered to have an interest in the Plan Amendments. Likewise, certain directors and officers of the Corporation will be eligible for future grants of RSU Units under the proposed RSU Plan and, as a result, might be considered to have an interest in the approval of the RSU Plan.

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a company that is itself an informed person or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule “B”. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2014.

Shareholder Proposals

Shareholder proposals to be considered at the 2015 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than January 31, 2015 in order to be included in the information circular and form of proxy for such annual general meeting.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2013 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting held on June 28, 2013. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information. The Corporation may be contacted at telephone (604) 676-6993, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Investor Relations, 6190 Agronomy Road, Suite 405, Vancouver, British Columbia V6T 1Z3, or by e-mail: ir@cardiome.com.

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If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 9th day of May 2014.

By Order of the Board of Directors

Robert W. Rieder
Chairman

37

SCHEDULE A - RESTRICTED SHARE UNIT PLAN

CARDIOME PHARMA CORP.

2014 RESTRICTED SHARE UNIT PLAN

Effective [•], 2014.

CARDIOME PHARMA CORP.

2014 RESTRICTED SHARE UNIT PLAN

1.	PURPOSE
1.1	This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.
2.	PLAN DEFINITIONS AND INTERPRETATIONS
In this Plan, the following terms have the following meanings:
(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;
(b)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;
(c)	“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant’s legal representative;
(d)	“Board” means the Board of Directors of the Corporation;
(e)	“Change of Control” means:
(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;
(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or
(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;
(f)	“Committee” means the Governance, Nominating and Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan;
(g)	“Corporation” means Cardiome Pharma Corp. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(h)	“Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;
(i)	“Director” means a director of the Corporation;
(j)	“Eligible Consultant” means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the registrant's securities;
(k)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;
(l)	“Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;
(m)	“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of a “salary deferral arrangement” in section 248(1) of the Income Tax Act (Canada), as such section may be amended or re-enacted from time to time;
(n)	“Fiscal Year” means a fiscal year of the Corporation;
(o)	“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;
(p)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;
(q)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;
(r)	“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;
(s)	“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(t)	“Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a Director who, in any such case, has been designated by the Corporation for participation in the Plan;
(u)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;
(v)	“Plan” means this 2014 Restricted Share Unit Plan;
(w)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;
(x)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;
(y)	“Securities Act” means the U.S. Securities Act of 1933, as amended;
(z)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;
(aa)	“Shareholders” means the holders of Shares;
(bb)	“Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;
(cc)	“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share or cash equal to the Market Value of one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;
(dd)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;
(ee)	“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;
(ff)	“TSX” means the Toronto Stock Exchange; and
(gg)	“Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2	In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.
3.	GRANT OF SHARE UNITS AND TERMS
3.1	The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.
3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:
(a)	the number of Share Units which are being granted to the Participant;
(b)	any time based conditions as to vesting of the Share Units to become Vested Share Units;
(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and
(d)	the Expiry Date;

which shall be set out in the Grant Agreement.

3.3	The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any resulting conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.1 or 8.3 of the Plan, if applicable.
4.	GRANT AGREEMENT
4.1	Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.
5.	SHARE UNIT GRANTS AND ACCOUNTS
5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.
6.	PAYOUTS
6.1	On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in one of the following forms:
(a)	subject to shareholder approval of this Plan and the limitations set forth in Section 11.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;
(b)	subject to and in accordance with any Applicable Law, Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Shares to Participants under the Plan equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(c)	the payment of a cash amount to a Participant on the Payout Date equal to the number of Vested Share Units in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable deductions and withholdings; or
(d)	any combination of the foregoing,
as determined by the Corporation, in its sole discretion.
6.2	No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.
6.3	Shares issued by the Corporation from treasury under Section 6.1(a) of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.
6.4	The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.
7.	CHANGE OF CONTROL
7.1	Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units on any Change of Control and, except as otherwise provided in Section 16 hereof, the Payout Date in connection with such Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Change of Control and the Corporation shall, as soon as practicable following such Change of Control, issue or provide Shares or make payments to such Participants with respect to such Vested Share Units in accordance with Section 6.
8.	TERMINATION OF EMPLOYMENT AND FORFEITURES
8.1	Unless otherwise determined by the Corporation pursuant to Section 8.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.
8.2	Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.
8.3	Except as otherwise provided in Section 16, in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

9.	FORFEITED UNITS
9.1	Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.
10.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN
10.1	In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.
10.2	In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.
10.3	In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.
11.	RESTRICTIONS ON ISSUANCES
11.1	Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Shares that may be issued upon payout of Share Units outstanding pursuant to the Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Shares from time to time.
11.2	The maximum number of Shares issuable to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to Section 6.1(a) the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.
12.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN
12.1	The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

12.2	The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:
(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;
(c)	to change the vesting provisions of Share Units;
(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;
(e)	to make the amendments contemplated by Section 16.1(f); or
(f)	to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g)	no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and
(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:
(i)	an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 10);
(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;
(iii)	other types of compensation through a Share issuance;
(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2; or
(v)	the addition of additional categories of Participants.
12.3	If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.
13.	ADMINISTRATION
13.1	Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

13.2	The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.
13.3	The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.
14.	BENEFICIARIES AND CLAIMS FOR BENEFITS
14.1	Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.
15.	GENERAL
15.1	The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.
15.2	The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, or upon death pursuant to will or the laws of descent and distribution.
15.3	The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.
15.4	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.
15.5	Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.
15.6	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.
15.7	The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

15.8	This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.
16.	SECTION 409A
16.1	It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A:
(a)	Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary;
(b)	If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or Director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A);
(c)	If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death;
(d)	A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A;
(e)	Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties;
(f)	If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g)	In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A; and
(h)	In the event the Corporation terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A. The Plan will not be terminated except as permitted under Section 409A. No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE: [•], 2014

SCHEDULE B - CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Cardiome Pharma Corp. (the “Corporation”) required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2014 at www.sedar.com.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of five directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Robert W. Rieder	Yes
Harold H. Shlevin	Yes
Peter W. Roberts	Yes
Richard M. Glickman	Yes
William L. Hunter	No

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
Robert W. Rieder	-
Harold H. Shlevin	Galectin Therapeutics Inc.
Peter W. Roberts	-
Richard Glickman	-
William L. Hunter	Zalicus Inc.

The independent directors meet at least once per quarter without the presence of non-independent directors and members of management. The independent directors met 3 times without the presence of non-independent directors and members of management during 2013 and have met twice without the presence of non-independent directors and members of management during 2014

Robert W. Rieder served as Chair of the Board. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Dr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.

The following table illustrates the attendance record of each director for all Board meetings held in 2013.

Board Member	Meetings Attended
Robert W. Rieder	10 out of 10
Harold H. Shlevin	10 out of 10
Peter W. Roberts	10 out of 10
Richard Glickman	10 out of 10
William L. Hunter	10 out of 10

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions for the Chair and the Chairs of each of the Audit Committee and the Governance, Nominating and Compensation (the “GNC Committee”). The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.

Orientation and Continuing Education

It is the mandate of the GNC Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the GNC Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for the Corporation are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors

It is the mandate of the GNC Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the GNC Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the GNC Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the GNC Committee are independent in accordance with the mandate of the GNC Committee.

Compensation

The GNC Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The GNC Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and is responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The GNC Committee is comprised of independent directors in accordance with the mandate of the GNC Committee.

In addition, the GNC Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The GNC Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information. In April 2012, the mandate was revised to provide that the GNC Committee annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board’s mandate, in conjunction with the GNC Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

APPENDIX A - BOARD MANDATE

CARDIOME PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right chief executive officer for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source: Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.
2.	Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.
3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.
4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

5.	The Board will meet as required, but at least once quarterly.
6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

8.	The Board will:
(i)	adopt a strategic planning process and approve a strategic plan each year; and
(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

9.	The Board will:
(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and
(iii)	adopt a disclosure policy.

Supervision of Management

10.	The Board will:
(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;
(ii)	ensure that the CEO is appropriately managing the business of the Corporation;
(iii)	ensure appropriate succession planning is in place;
(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;
(v)	consider and approve major business initiatives and corporate transactions proposed by management; and
(vi)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

11.	The Board will:
(i)	develop a process for the orientation and education of new members of the Board;
(ii)	support continuing education opportunities for all members of the Board;
(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;
(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and
(vi)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: December 13, 2010